UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PRESBIA PLC
(Name of Issuer)
Ordinary Shares, Par Value $0.001 Per Share
(Title of Class of Securities)
G7234P100
(CUSIP Number)
Richard S. Ressler c/o Presbia PLC 120/121 Baggot Street Lower Dublin 2 Ireland +353 (1) 659-9446	with a copies to: Peter H. Ehrenberg David L. Goret Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7234P100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Richard S. Ressler
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF and OO (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	9,671,000*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	9,671,000*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
9,671,000*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13. Percent of Class Represented by Amount in Row (11): 72.5%*
14. Type of Reporting Person (See Instructions): IN

 * Based upon information provided by Presbia PLC, an Irish public limited company (the “Company”), there were 13,333,334 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of the Company issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). Presbia Holdings, a Cayman Islands exempted company with limited liability (“Presbia Holdings”), holds 9,667,667 Ordinary Shares as of the Filing Date. Richard S. Ressler (the “Reporting Person”) is a director of the Company and a director of Presbia Holdings. The Reporting Person directly and/or indirectly has a controlling equity interest in Presbia Holdings and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Presbia Holdings. In addition, the Reporting Person, in his individual capacity, is the holder of options to acquire 10,000 Ordinary Shares, 3,333 of which are exercisable within 60 days of the Filing Date. As a result, as of the Filing Date, the Reporting Person may be deemed to beneficially own 9,671,000 Ordinary Shares, or 72.5% of the Ordinary Shares issued and outstanding as of the Filing Date.

Certain other directors and/or officers of Presbia PLC hold equity interests, directly and/or indirectly, in Presbia Holdings. These individuals do not control voting or disposition of Ordinary Shares held by Presbia Holdings.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Presbia PLC, an Irish public limited company (the “Company”). The principal executive offices of the Company are located at 120/121 Baggot Street Lower, Dublin 2 Ireland. The Ordinary Shares are listed on the NASDAQ Global Market under the ticker symbol “LENS.”

Item 2.     Identity and Background.

(a)     This Schedule 13D is being filed by Richard S. Ressler (the “Reporting Person”), an individual. The Reporting Person is a director of the Company. The Reporting Person is also a director of Presbia Holdings, a Cayman Islands exempted company with limited liability (“Presbia Holdings”). The Reporting Person directly and/or indirectly has a controlling equity interest in Presbia Holdings and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Presbia Holdings. More specifically, the Reporting Person beneficially owns all of the Ordinary Shares held by Presbia Holdings by virtue of the following: (i) the Reporting Person, his family members and trusts for his family members own 100% of the equity interests in Orchard Investments, LLC, a Delaware limited liability company, which in turn owns approximately 83.3% of the equity interests in Orchard Presbia, LLC, a Delaware limited liability company, (ii) Orchard Investments, LLC owns approximately 20.12% of Presbia Holdings outstanding ordinary shares as of the Filing Date on an as-converted, fully-diluted basis (the “Presbia Holdings Aggregate Shares”), (iii) Orchard Presbia, LLC owns approximately 23.28% of the Presbia Holdings Aggregate Shares, (iv) Orchard Alternative Investments, L.P., a Delaware limited partnership, owns approximately 8.44% of the Presbia Holdings Aggregate Shares, (v) Orchard Capital Investments, LLC, a California limited liability company, is the managing member of Orchard Alternative Investments GP, LLC, a Delaware limited liability company, which is the general partner of Orchard Alternative Investments, LP, (vi) the Reporting Person is the President of Orchard Capital Corporation, a Delaware corporation, which is the Manager of each of Orchard Investments, LLC, Orchard Presbia, LLC and Orchard Capital Investments, LLC, and (vii) the Reporting Person directly owns approximately 30.14% of the Presbia Holdings Aggregate Shares, which includes options to purchase Presbia Holdings’ ordinary shares covering less than 0.1% of the Presbia Holdings Aggregate Shares. Certain other directors and/or officers of the Company hold equity interests, directly and/or indirectly, in Presbia Holdings. These individuals do not control voting or disposition of Ordinary Shares held by Presbia Holdings.

Presbia Holdings and its shareholders, including the Reporting Person and certain of his affiliates, have entered into a shareholders’ agreement whereby the Reporting Person, through Orchard Presbia, LLC has the right to appoint and replace, as desired, a majority of the members of Presbia Holdings’ board of directors. The shareholders’ agreement also includes provisions restricting and compelling transfer of ordinary shares of Presbia Holdings. All present shareholders of Presbia Holdings and all new shareholders going forward are required to execute a deed of adherence to such shareholders’ agreement.

(b)     The Reporting Person’s principal office is: c/o Orchard Capital Corporation, 4700 Wilshire Blvd., Los Angeles, California, 90010. Presbia Holdings’ principal office is: 8845 Irvine Center Drive, #100, Irvine, California  92618.

(c)     The Reporting Person’s principal occupation is: President of Orchard Capital Corporation, a firm that provides consulting and advisory services to companies in which it or its affiliates invest. Presbia Holdings’ principal business is acting as a holding company whose only assets are the 9,667,667 Ordinary Shares reported in this Schedule 13D.

Presbia Holdings is managed by its board of directors and executive officers, consisting of (i) the Reporting Person, a Director, (ii) Ralph Thurman, Executive Chairman, (iii) Zohar Loshitzer, President and Chief Executive Officer and a Director, (iv) Vladimir Feingold, Chief Technology Officer and a Director, (v) John Jacob Vander Zanden, Chief Commercial Officer, (vi) Richard Fogarty, Chief Accounting Officer and (vii) Mark S. Blumenkranz, a Director (together “Presbia Management”), each, a U.S. citizen, with a business address c/o Presbia Holdings, 8845 Irvine Center Drive, #100, Irvine, California  92618. Each of these individuals is also an officer and/or director of the Company.

(d) – (e)     During the last five years, neither the Reporting Person, Presbia Holdings, nor any member of Presbia Management has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States. Presbia Holdings is a Cayman Islands exempted company with limited liability.

Item 3.     Source and Amount of Funds or Other Consideration.

In connection with the Reporting Person’s service as a member of the Company’s board of directors and the Company’s initial public offering (the “IPO”), on January 28, 2015, the Reporting Person received options to acquire 10,000 Ordinary Shares at an exercise price of $10.00 per share. The options were granted pursuant to and in accordance with the Presbia Incentive Plan. One third of the options vested on January 28, 2015, one third of the options will vest on January 28, 2016, and one third of the options will vest on January 28, 2017. None of the options are exercisable while the Reporting Person is an employee, officer or director of the Company, unless the Board of Directors of the Company, in its sole discretion, waives such restriction after determining that such exercise shall not trigger a Rule 9 mandatory takeover under the Irish Takeover Panel Act 1977 (as amended) and the related Irish takeover rules.

In connection with a corporate restructuring consummated in anticipation of the Company’s initial public offering, on January 14, 2015, the Company issued 9,166,667 Ordinary Shares to Presbia Holdings in exchange for Presbia Holdings contributing to the Company all the share capital in issue in Presbia Ireland, Limited, an Irish private limited company which was wholly-owned by Presbia Holdings at the time of such contribution.

On February 3, 2015, Presbia Holdings purchased 500,000 Ordinary Shares in the IPO at a price of $10.00 per share. The funds used to purchase the Ordinary Shares were part of Presbia Holdings’ general working capital. Presbia Holdings has been funded to date by capital infusions by the Reporting Person and/or entities owned and controlled by the Reporting Person.

Item 4.     Purpose of Transaction.

All of the Ordinary Shares beneficially owned by the Reporting Person are held for investment purposes. Neither the Reporting Person nor Presbia Holdings has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as set forth in the public reports filed by the Company with the Securities and Exchange Commission.

The Reporting Person intends to review both his and Presbia Holdings’ investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his (and Presbia Holdings’) investment in the Company as he deems appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional Ordinary Shares, selling some or all of the Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares or changing his intention with respect to any and all matters referred to in Item 4, in all cases subject to applicable laws, rules and regulations. In addition, as noted above, the Reporting Person serves on the board of the directors of the Company. From time to time, the Reporting Person, in his individual capacity, may receive additional stock options or other awards of equity-based compensation pursuant to the Company’s compensation arrangements for non-employee directors.

Item 5.     Interest in Securities of the Issuer.

(a)-(b)     Based upon information provided by the Company, there were 13,333,334 Ordinary Shares of the Company issued and outstanding as of the Filing Date. Presbia Holdings holds 9,666,667 Ordinary Shares as of the Filing Date. The Reporting Person is a director of Presbia Holdings and directly and/or indirectly has a controlling equity interest in Presbia Holdings. As a result of the foregoing, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Presbia Holdings. In addition, the Reporting Person, in his individual capacity, is the holder of options to acquire 10,000 Ordinary Shares, 3,333 of which are exercisable within 60 days of the Filing Date. As a result, as of the Filing Date, the Reporting Person may be deemed to beneficially own 9,671,000 Ordinary Shares, or 72.5% of the Company’s Ordinary Shares issued and outstanding as of the Filing Date, on an as-converted, fully-diluted basis.

Certain other officers and/or directors of the Company (including Ralph Thurman, Zohar Loshitzer, Vladimir Feingold, John Jacob Vander Zanden and Mark S. Blumenkranz) hold equity interests, directly and/or indirectly, in Presbia Holdings. These individuals do not control voting or disposition of Ordinary Shares held by Presbia Holdings.

(c)     Except as reported in Item 3 above, during the 60 day period on or prior to the Filing Date, the Reporting Person (on behalf of himself or any other person or entity controlled by him or for which he possesses voting or investment control over the securities thereof) has not effected any transactions in the Ordinary Shares of the Company or securities convertible into, exercisable for or exchangeable for Ordinary Shares.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a registration rights agreement between the Company and Presbia Holdings, Presbia Holdings is entitled to rights with respect to the registration of its Ordinary Shares under the Securities Act of 1933, as amended (the “Securities Act”), subject to the lock-up agreement with respect to the 9,166,667 Ordinary Shares acquired by Presbia Holdings in connection with the corporate restructuring transaction reported in Item 3. Both the registration rights agreement and the lock-up agreement are described below.

Registration Rights Agreement

Presbia Holdings has the right to cause the Company to register the Ordinary Shares held by Presbia Holdings not currently registered. These rights (i) are provided under the terms of a registration rights agreement between the Company and Presbia Holdings and (ii) include demand registration rights and piggyback registration rights. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the registration rights agreement.

Lockup Agreements

In connection with the Company’s IPO, the Reporting Person and Presbia Holdings entered into lockup agreements with the underwriter of the IPO pursuant to which each of the Reporting Person and Presbia Holdings agreed, subject to certain exceptions, not to offer, sell, contract or grant any option to sell (including any short sale), lend, pledge, transfer, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1(h) under the Securities Act, or otherwise dispose of any Ordinary Shares, or any options to purchase Ordinary Shares; enter into any swap, hedge or similar arrangement that transfers, in whole or in part, the economic risk of ownership of Ordinary Shares, or of options to purchase Ordinary Shares; make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of Ordinary Shares, or of options to purchase Ordinary Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or publicly announce an intention to do any of the foregoing prior to July 28, 2015. The 500,000 Ordinary Shares purchased by Presbia Holdings in the IPO are not subject to the lockup agreement. In addition, certain of the shareholders of Presbia Holdings, including the Reporting Person and certain of his affiliates, have entered into a substantially similar lock-up agreement with the underwriter of the IPO with respect to their equity interests in Presbia Holdings.

The foregoing descriptions of the registration rights agreement and lockup agreements described in this Item 6 are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety to the full text of the respective agreements and documents, which have been adopted substantially in the form of Exhibit 1, Exhibit 2 and Exhibit 3 annexed hereto and which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following exhibits are incorporated into this statement on Schedule 13D:

Exhibit 1:	Form of Registration Rights Agreement among the Company and Presbia Holdings, incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form S-1 Registration Statement filed by the Company with the U.S. Securities and Exchange Commission on October 9, 2014.

Exhibit 2:	Form of Lock-up Agreement (Presbia PLC), incorporated by reference as Exhibit A-1 to Exhibit 1.1 to Amendment No. 3 to Form S-1 Registration Statement filed by the Company with the U.S. Securities and Exchange Commission on January 15, 2015.

Exhibit 3:	Form of Lock-up Agreement (Presbia Holdings), incorporated by reference as Exhibit A-2 to Exhibit 1.1 to Amendment No. 3 to Form S-1 Registration Statement filed by the Company with the U.S. Securities and Exchange Commission on January 15, 2015.

This statement on Schedule 13D speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015

/s/ Richard S. Ressler
Name: Richard S. Ressler

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).